Exhibit 3-B

Article IV, Section 5 of the By-Laws of the Company was amended on December 14, 2006 to read in its entirety as follows (deleted language is ~~struck through~~):

Section 5. Finance Committee.

The Finance Committee shall review all aspects of the Company's policies and practices that relate to the management of the financial affairs of the Company, not inconsistent, however, with law or with such specific directions as to the conduct of affairs as shall have been given by the Board of Directors. ~~The Committee shall have the authority to approve capital expenditures related to product programs within the annual product program budget approved by the Board. The Committee shall report periodically to the Board regarding approval of such capital expenditures.~~  The Committee also shall perform such other functions and exercise such other powers as may be delegated to it from time to time by the Board of Directors. From time to time the Committee shall report and make recommendations to the Board of Directors concerning the results of its review and such other matters relating to the foregoing matters as the Committee believes merit consideration by the Board of Directors.